September 26, 2003

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Stereo Vision Entertainment, Inc.

Form RW - Application for Withdrawal

Dear SEC:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Stereo Vision Entertainment, Inc., a Nevada corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-8, File No. 333-106950 (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on July 10, 2003.

The Registration Statement was initially filed in order to register 300,000 shares of the Registrant's common stock for issuance to various individuals for consulting and legal services rendered.  However, the contracted for services were never rendered to the Company and the Registrant is, therefore, withdrawing its Registration Statement.

The Registration Statement has been declared effective, but no shares have been issued pursuant to the Statement. Should you have any questions regarding this matter, please do not hesitate to contact Dieterich & Associates, legal counsel to the Registrant, at (310) 312-6888, or the undersigned at (818) 909-7911.

Sincerely,

STEREO VISION ENTERTAINMENT, INC.

/s/ John Honour

John Honour, CEO and President